SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Franklin Covey Co.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.05 Per Share
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                         (Title of Class of Securities)

                                    353469109
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                                 (CUSIP Number)

                                Daniel A. Decker
                       Knowledge Capital Investment Group
                              4200 Chase Tower West
                                2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 220-4900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                               (Page 1 of 4 Pages)

CUSIP No. 353469109               SCHEDULE 13D                 Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Knowledge Capital Investment Group
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
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                  7     SOLE VOTING POWER

                        5,913,043*
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               5,913,043*
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,913,043*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.0%*
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14    TYPE OF REPORTING PERSON

      PN
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*     Represents 5,357,143 shares of Common Stock issuable upon conversion of
      Series A Convertible Preferred Stock and 555,900 shares of Common Stock (with the percent ownership calculated using the number of outstanding shares of Common Stock reported in the Company's Form 10-Q for the quarter ended May 29, 1999).

This Amendment No. 2 amends the Statement on Schedule 13D filed on June 14, 1999, as amended by Amendment No. 1 (the "Schedule 13D"), by Knowledge Capital Investment Group (the "Reporting Person").

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended to add the following at the end thereof:

      The Reporting Person has purchased 555,900 shares of Common Stock on ten separate dates. The source of funds for the Reporting Person's purchase of the 555,900 shares was the Reporting Person's working capital, which was derived from capital contributions from its partners.

Item 5. Interest in Securities of the Issuer.

      Item 5(a) is hereby amended to read in its entirety as follows:

      (a) This statement relates to 5,913,043 shares of Common Stock, representing 23.0% of the issued and outstanding shares of Common Stock, 5,357,143 of which the Reporting Person has the right to acquire at any time upon conversion of 750,000 shares of Series A Preferred.

      Item 5(b) is hereby amended to read in its entirety as follows:

      (b) The Reporting Person has the sole power to vote and dispose of the 555,900 shares of Common Stock, as well as the 750,000 shares of Series A Preferred and the Common Stock into which it is convertible.

      Item 5(c) is hereby amended to read in its entirety as follows:

      (c) The Reporting Person has engaged in the following transactions on the New York Stock Exchange:

      Date Settled            Number of Shares Purchased            Price
      ------------            --------------------------            -----

          8/3/99                        138,500                     $7.04
          8/6/99                        283,500                      7.11
         8/11/99                         83,900                      7.26
         8/17/99                         50,000                      7.44

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 19, 1999           KNOWLEDGE CAPITAL INVESTMENT
                                GROUP

                                By: Inspiration Investments Partners III, L.P.
                                    Its Manager

                                    By: Inspiration Investments GenPar III, L.P.
                                        Its General Partner

                                        By: Hampstead Associates, Inc.
                                            Its Managing General Partner


                                By:    /s/ KYM IRVIN
                                    --------------------------------------------
                                Name:  Kym Irvin
                                Title: Vice President, Controller and
                                       Assistant Secretary


                                    Page 4